Exhibit (a)(11)

CORPORATE OFFICE P.O. Box 49330 Bentall Station Suite 1600-1055 Dunsmuir St. Vancouver, British Columbia Canada V7X 1P1	TEL (604) 682-7082 FAX (604) 682-7092 www.placerdome.com

November 24, 2005

To the Placer Dome team:

Many of you will now have seen media coverage after we issued a press release yesterday announcing our Board of Directors' unanimous recommendation that shareholders reject Barrick's hostile takeover bid. Our Board is strongly urging shareholders NOT to tender their shares to the Barrick offer.

A Directors' Circular is now being mailed to our shareholders detailing the Board's recommendation along with a discussion of its reasons for recommending that shareholders reject the Barrick offer. The press release and Directors' Circular are available on our website. I urge you to read this material carefully. You will also find extensive media coverage in today's edition of The Daily News on Lotus Notes.

The Board believes the Barrick offer fails to provide full value for the Placer Dome assets and common shares, and is an attempt by Barrick to acquire Placer Dome without offering adequate consideration to our shareholders. The reasons for the recommendation are spelled out in detail in the Directors' Circular, but the principal reasons revolve around the following three points:

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  The offer doesn't give Placer Dome shareholders adequate value for their company;

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  The offer doesn't adequately compensate Placer Dome shareholders for the risks and uncertainty associated with accepting Barrick shares as part of the consideration; and

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  Barrick's offer is opportunistic in its timing and does not offer an adequate premium to Placer Dome's trading price.

Now that we are able to publicize our position, we are aggressively working to communicate with shareholders and other stakeholder groups. For example, I held conference calls yesterday with the investment community, the media, and our senior management team. I am meeting with key stakeholders in Toronto and Montreal this week, and will be touring to those in the United States and Europe next week. I will use these opportunities to emphasize our position, and highlight the reasons why we believe the Barrick offer is inadequate.

I will continue to share information with you on as timely and as candid a basis as permitted by law. In an effort to communicate directly with our shareholders, we have set up a special section on our website where you can download complete documents relating to the Barrick offer. We have also added a section to The Daily News database on Lotus Notes, where you can find media coverage and documents relating to the offer. For further information relating to recent events, please refer to placerdome.com.

As I've stated before, it is critical that each of us stays focused on our jobs throughout this process. Thank you for your patience and continued commitment to Placer Dome during this process.

Peter Tomsett
President and Chief Executive Officer

Note to Security Holders: In response to the exchange offer by Barrick Gold Corporation, Placer Dome has filed in Canada and the U.S. and is mailing to its shareholders a Directors' Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the Barrick Offer. Securityholders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including amendments and supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.